UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)


                             ARDEA BIOSCIENCES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   46116T 506
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                                    Leo Kirby
                         667 Madison Avenue, 17th Floor
                               New York, NY 10021
                                 (212) 339-5633
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 31, 2006
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

                                  SCHEDULE 13D

---------------------------------------        ---------------------------------
CUSIP No.    46116T 506                           Page   2   of   7   Pages
           ----------------                            -----    -----
---------------------------------------        ---------------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Julian C. Baker
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [_]

                                                                         (b)  X
--------------------------------------------------------------------------------

   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

                   WC

--------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [_]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY                       0
       OWNED BY
         EACH               ----------------------------------------------------
       REPORTING            8     SHARED VOTING POWER
        PERSON
         WITH                       2,926,610

                            ----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                        0
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                    2,926,610
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,926,610
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                          |_|

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   27.9%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
   14
                   IN
--------------------------------------------------------------------------------

                                Page 2 of 7 Pages

                                  SCHEDULE 13D

---------------------------------------        ---------------------------------
CUSIP No.  46116T 506                            Page   3   of   7    Pages
          ---------------                             -----    ------
---------------------------------------        ---------------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Felix J. Baker
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                        (a)  [_]

                                                                        (b)   X
--------------------------------------------------------------------------------

   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

                   WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [_]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY                       0
       OWNED BY
         EACH               ----------------------------------------------------
       REPORTING            8     SHARED VOTING POWER
        PERSON
         WITH                       2,926,610

                            ----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                        0
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                    2,926,610
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,926,610
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   27.9%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
   14
                   IN
--------------------------------------------------------------------------------

                                Page 3 of 7 Pages

      This Amendment No. 3 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the "Reporting Persons") to supplement the statements on
Schedule 13D previously filed by them, as heretofore amended. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 5. Interest in Securities of the Issuer.

Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon conversion of Preferred Stock and shares that maybe acquired upon the exercise of Warrants and Options, as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 10,501,000 shares outstanding as reported on the Company's Form 10Q filed on November 7, 2006. Such percentage figures are calculated on the basis that the shares of Preferred Stock and Warrants owned by the Reporting Persons are deemed converted into or exercised for shares of Common Stock but other outstanding shares of Preferred Stock and Warrants are not deemed converted or exercised.

                                                                Percent of class
            Name                            Number of Shares       Outstanding
            ----                            ----------------       -----------

Baker Bros. Investments, L.P.                     91,337              0.9%
Baker Bros. Investments II, L.P.                 105,250              1.0%
Baker Biotech Fund I , L.P.                    1,099,807             10.5%
Baker Brothers Life Sciences, L.P.             1,532,569             14.6%
14159, L.P.                                       19,140              0.1%
Baker Tisch Investments, L.P.                     78,507              0.8%

Total                                          2,926,610             27.9%


By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

The following transactions in Common Stock were effected by the entities noted below during the sixty days preceding the filing of this statement. None of the reporting Persons has effected any other transactions in Common Stock during this period.


                                Page 4 of 7 Pages

---------------------------------- -------------- ---------------- ---------------- --------
                                                     Number of                      Price/
              Name                     Date           Shares         Transaction     Share
---------------------------------- -------------- ---------------- ---------------- --------
Baker Tisch Investments, L.P.       12/22/2006         2,904          Purchase      3.8511
---------------------------------- -------------- ---------------- ---------------- --------
Baker Biotech Fund I, L.P.          12/22/2006        55,378          Purchase      3.8511
---------------------------------- -------------- ---------------- ---------------- --------
Baker Brothers Life Sciences,
L.P.                                12/22/2006        154,646         Purchase      3.8511
---------------------------------- -------------- ---------------- ---------------- --------
14159, L.P.                         12/22/2006         5,072          Purchase      3.8511
---------------------------------- -------------- ---------------- ---------------- --------
Baker Tisch Investments, L.P.       12/26/2006         1,558          Purchase      4.0000
---------------------------------- -------------- ---------------- ---------------- --------
Baker Biotech Fund I, L.P.          12/26/2006        29,722          Purchase      4.0000
---------------------------------- -------------- ---------------- ---------------- --------
Baker Brothers Life Sciences,
L.P.                                12/26/2006        82,998          Purchase      4.0000
---------------------------------- -------------- ---------------- ---------------- --------
14159, L.P.                         12/26/2006         2,722          Purchase      4.0000
---------------------------------- -------------- ---------------- ---------------- --------
Baker Tisch Investments, L.P.        1/9/2007           467           Purchase      4.7686
---------------------------------- -------------- ---------------- ---------------- --------
Baker Biotech Fund I, L.P.           1/9/2007          8,917          Purchase      4.7686
---------------------------------- -------------- ---------------- ---------------- --------
Baker Brothers Life Sciences,
L.P.                                 1/9/2007         24,899          Purchase      4.7686
---------------------------------- -------------- ---------------- ---------------- --------
14159, L.P.                          1/9/2007           817           Purchase      4.7686
---------------------------------- -------------- ---------------- ---------------- --------
Baker Tisch Investments, L.P.        1/10/2007          333           Purchase      4.8300
---------------------------------- -------------- ---------------- ---------------- --------
Baker Biotech Fund I, L.P.           1/10/2007         6,351          Purchase      4.8300
---------------------------------- -------------- ---------------- ---------------- --------
Baker Brothers Life Sciences,
L.P.                                 1/10/2007        17,735          Purchase      4.8300
---------------------------------- -------------- ---------------- ---------------- --------
14159, L.P.                          1/10/2007          581           Purchase      4.8300
---------------------------------- -------------- ---------------- ---------------- --------
Baker Tisch Investments, L.P.        1/11/2007         1,067          Purchase      5.2767
---------------------------------- -------------- ---------------- ---------------- --------
Baker Biotech Fund I, L.P.           1/11/2007        20,347          Purchase      5.2767
---------------------------------- -------------- ---------------- ---------------- --------
Baker Brothers Life Sciences,
L.P.                                 1/11/2007        56,822          Purchase      5.2767
---------------------------------- -------------- ---------------- ---------------- --------
14159, L.P.                          1/11/2007         1,864          Purchase      5.2767
---------------------------------- -------------- ---------------- ---------------- --------
Baker Tisch Investments, L.P.        1/24/2007          223           Purchase      5.98440
---------------------------------- -------------- ---------------- ---------------- --------
Baker Biotech Fund I, L.P.           1/24/2007         4,242          Purchase      5.98440
---------------------------------- -------------- ---------------- ---------------- --------
Baker Brothers Life Sciences,
L.P.                                 1/24/2007        11,847          Purchase      5.98440
---------------------------------- -------------- ---------------- ---------------- --------
14159, L.P.                          1/24/2007          388           Purchase      5.98440
---------------------------------- -------------- ---------------- ---------------- --------
Baker Tisch Investments, L.P.        1/25/2007          666           Purchase      6.0000
---------------------------------- -------------- ---------------- ---------------- --------
Baker Biotech Fund I, L.P.           1/25/2007        12,701          Purchase      6.0000
---------------------------------- -------------- ---------------- ---------------- --------
Baker Brothers Life Sciences,
L.P.                                 1/25/2007        35,469          Purchase      6.0000
---------------------------------- -------------- ---------------- ---------------- --------
14159, L.P.                          1/25/2007         1,164          Purchase      6.0000
---------------------------------- -------------- ---------------- ---------------- --------

---------------------------------- -------------- ---------------- ---------------- --------


                                Page 5 of 7 Pages

Exhibit 4. Agreement regarding the joint filing of this statement.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2007

                             By:  /s/ Julian C. Baker
                                  ------------------------------
                                     Julian C. Baker

                             By:  /s/ Felix J. Baker
                                  ------------------------------
                                    Felix J. Baker


                                Page 6 of 7 Pages

                                                                       EXHIBIT 4

                                    AGREEMENT


In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the Common Stock, $0.001 par value, of Ardea Biosciences, Inc. is being filed with the Securities and Exchange Commission on behalf of each of them.

February 14, 2007

                                  By:  /s/ Julian C. Baker
                                       -----------------------------
                                          Julian C. Baker

                                  By:  /s/ Felix J. Baker
                                       -----------------------------
                                         Felix J. Baker


                                Page 7 of 7 Pages